UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. )*

COREL CORPORATION
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

21868Q109
(CUSIP Number)

Corel Holdings, L.P.
Vector Capital Partners II International, Ltd.
Alexander R. Slusky
c/o Vector Capital Corporation
456 Montgomery Street, 19th Floor
San Francisco, CA  94104
Telephone:  (415) 293-5000
Attn:  Alexander R. Slusky

with a copy to:

Martin A. Wellington Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 Telephone: (650) 752-2000	Craig Wright Osler, Hoskin & Harcourt LLP Box 50, 1 First Canadian Place Toronto, Ontario, Canada MX5 1B8 Telephone: (416) 362-2111
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 27, 2008
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☒

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Corel Holdings, L.P. (“Corel Holdings”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, except that Vector Capital Partners II International, Ltd. (“VCP II Int’l”), the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Alexander R. Slusky (“Slusky”), the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, except that VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Vector Capital Partners II International, Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to vote these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, all of which are beneficially owned by Corel Holdings.  VCP II Int’l, the general partner of Corel Holdings, may be deemed to have sole power to dispose of these shares, and Slusky, the sole director of VCP II Int’l, may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) 00

CUSIP No. 21868Q109
1.	Names of Reporting Persons. Alexander R. Slusky
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.
Sole Voting Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to vote these shares.

	8.	Shared Voting Power
	9.
Sole Dispositive Power
17,682,698 shares, of which 25,084 are beneficially owned directly by Slusky and of which the remainder are beneficially owned by Corel Holdings.  Slusky is the sole director of VCP II Int’l, which is the general partner of Corel Holdings, and may be deemed to have sole power to dispose of these shares.

	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,682,698
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13.	Percent of Class Represented by Amount in Row (11) 69%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock of Corel Corporation, a corporation organized under the Canada Business Corporations Act (the “Issuer”).  The principal executive offices of the Issuer are located at 1600 Carling Avenue, Ottawa, Ontario Canada K1Z 8R7.

Item 2.  Identity and Background

(a) This statement on Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”): (i) Corel Holdings, L.P., a Cayman Islands exempted limited partnership (“Corel Holdings”), (ii) Vector Capital Partners II International, Ltd. a Cayman Islands exempted limited company (“VCP II Int’l”) and (iii) Alexander R. Slusky, an individual (“Mr. Slusky”). VCP II Int’l is the general Partner of Corel Holdings.  Mr. Slusky is the sole director of VCP II Int’l. The agreement among the Reporting Persons relating to the joint filing of this statement is attached to this statement on Schedule 13D as Exhibit 1.

(b) The business address for the Reporting Persons is 456 Montgomery Street, 19th Floor, San Francisco, California 94104.

(c) The business of Corel Holdings is that of a private limited partnership, which was organized for purposes of holding, directly or indirectly, securities of the Issuer for its own account. The principal employment of Mr. Slusky is as the sole Director and President of Vector Capital Corporation, a Delaware corporation, which is principally engaged in the business of managing a portfolio of funds, including Corel Holdings.

(d)  None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding.

(e)  None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Slusky is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration

In 2003, the Reporting Persons acquired 14,782,648 shares of the Issuer’s common stock, which represented all of the then outstanding stock of the Issuer, from the holders thereof for an aggregate of $110,523,306.

In 2006, the Reporting Persons acquired 4,322,587 shares of the Issuer’s common stock from the Issuer in exchange for all of the ownership interests of Cayman Limited Holdco, a Cayman Islands company (“Winzip”).

In 2006, the Reporting Persons sold 1,447,621 shares on the Issuer’s common stock as part of the Issuer’s initial public offering.

Of the shares covered by this statement on Schedule 13D, 25,084 are subject to options exercisable within 60 days of the date hereof at an exercise price of $11.71 per share.

If the proposed transaction described in Item 4 is consummated, the Reporting Persons will use cash on hand or committed capital available from their existing equity investors and their affiliates.

Item 4.  Purpose of Transaction

The common stock of the Issuer held directly and indirectly by the Reporting Persons was originally acquired as described in Item 3.  The Reporting Persons acquired the common stock of the Issuer currently owned by them in the ordinary course of their investing activities.

On March 27, 2008, Corel Holdings proposed to acquire the outstanding common stock of the Issuer not held by it for $11.00 per share in cash by means of a negotiated takeover bid/tender offer, arrangement or amalgamation.  The transaction would be subject to customary conditions, including shareholder approval (if required), filings under

Canadian, U.S. and other securities and competition/anti-trust laws and confirmatory due diligence. Additionally, the transaction would be conditional on the Issuer’s credit facility dated May 2, 2006, as amended, remaining in place on terms and conditions no less favorable to the Issuer.  Other than the continuation of the existing credit facilities, there is no financing condition.  If the proposed transaction is completed, the common stock of the Issuer would cease to be publicly traded and the Issuer would cease to be a reporting company under the Exchange Act.

The Reporting Persons have had discussions with management and other representatives of the Issuer, and the Reporting Persons may from time to time after the date of this statement on Schedule 13D have additional discussions, with management of the Issuer or with third parties, in which the Reporting Person may suggest or take a position with respect to actions intended to maximize stockholder value. Such suggestions or positions may relate to one or more of the matters specified in clauses (a) through (j) of the last paragraph of Item 4 of this statement on Schedule 13D.

The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer.

Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger,  reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) The Reporting Persons beneficially own 17,682,698 shares of common stock, representing approximately 69% of the outstanding shares of the Issuer’s common stock, which includes 25,084 shares issuable pursuant to options exercisable within 60 days of the date hereof.

Except as set forth in this Item 5(a), none of the Reporting Persons, owns beneficially any shares of common stock.

(b) The Reporting Persons have sole power to vote and to dispose of 17,682,698 shares.

(c) There have been no purchases or sales of the Issuer’s common stock by any of the Reporting Persons within the last sixty days.

(d) No persons other than the owners of the common stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of the common stock covered by this statement on Schedule 13D.

(e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.  Material to be Filed as Exhibits

Exhibit 1:  Agreement of Joint Filing among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Corel Holdings, L.P. By Vector Capital Partners II International, Ltd. Its General Partner	/s/ Alexander R. Slusky Alexander R. Slusky Director

Vector Capital Partners II International, Ltd.	/s/ Alexander R. Slusky Alexander R. Slusky Director

Alexander R. Slusky	/s/ Alexander R. Slusky